Third Quarter 2018 Earnings Call October 25, 2018 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, economic downturn, the loss of key customers, suppliers or other business relationships; disruption to business operations; the inability to meet customer quality requirements; delayed readiness for the North American Auto Body Sheet market, the capacity and effectiveness of our hedging policy activities, failure to retain key employees, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this presentation. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Forward-looking statements

Non-GAAP measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

Q3 2018 Highlights Total Shipments up 1% compared to Q3 2017 Automotive shipments increased 14% Revenue increased 12% YoY to €1.4 billion on higher metal prices and improved price and mix Net income of €217 million compared to net income of €21 million in Q3 2017 Adjusted EBITDA of €114 million increased 2% YoY YTD 2018 up 15% YoY Net Debt / LTM Adjusted EBITDA of 3.8x down from 4.8x YoY Solid results; Maintaining 2018 Adjusted EBITDA guidance range of 11% to 13%

A&T Adjusted EBITDA of €29 million Increased Aerospace shipments offset lower TID shipments Continued focus on developing TID end markets despite manufacturing challenges Q3 2018 Segment Highlights P&ARP Adjusted EBITDA of €60 million Automotive rolled product shipments increased 21% YoY FT3 ramp up in Neuf-Brisach on track U.S. automotive readiness program progressing Focused on Bowling Green ramp up AS&I Adjusted EBITDA of €29 million End market demand remained strong Automotive and Other extruded product shipments up 3% and 9% YoY, respectively Major growth programs on track Corporate Project 2019 achieved €38 million of annual run rate cost savings as of September 30, 2018 Completed the sale of the North Building Assets of Sierre plant in Switzerland to Novelis for €200 million Amended a U.S. OPEB plan, reducing our liability by €39 million

Peter Matt Chief Financial Officer

Adjusted EBITDA Bridges YTD 2018 vs. YTD 2017 Q3 2018 vs. Q3 2017 € millions +2% +15% € millions

Q3 2018 Performance Highlights Adjusted EBITDA of €60 million Higher automotive shipments partially offset by lower packaging shipments Improved price & mix due to higher automotive shipments Incremental costs from the ramp up of auto programs and increased planned maintenance and reliability spending Packaging and Automotive Rolled Products Adjusted EBITDA Bridge € in millions Q3 2018 Q3 2017 Var. Shipments (kt) 260 258 1% Revenues (€m) 783 705 11% Adj. EBITDA (€m) 60 60 0% Adj. EBITDA (€ / t) 233 234 (1)%

Q3 2018 Performance Highlights Adjusted EBITDA of €29 million Higher aerospace shipments offset by lower TID shipments Improved price and mix Higher costs, partially related to manufacturing challenges Aerospace and Transportation Adjusted EBITDA Bridge € in millions Q3 2018 Q3 2017 Var. Shipments (kt) 58 58 0% Revenues (€m) 341 307 11% Adj. EBITDA (€m) 29 30 (3)% Adj. EBITDA (€ / t) 494 512 (3)%

Q3 2018 Performance Highlights Automotive Structures and Industry Adjusted EBITDA Bridge € in millions Adjusted EBITDA of €29 million Higher shipments of Automotive and Other extruded products on strong market demand Improved price and mix Higher costs largely related to maintenance, new product launches and footprint expansion Q3 2018 Q3 2017 Var. Shipments (kt) 61 58 6% Revenues (€m) 322 275 17% Adj. EBITDA (€m) 29 28 3% Adj. EBITDA (€ / t) 469 486 (3)%

Project 2019 Three Pillars Cost Reduction €38 million of annual run rate cost savings achieved as of September 30, 2018 Wide range of additional cost reduction initiatives underway Working Capital Improvement Committed to improvement of working capital turns Expect working capital investments related to the ramp up of growth projects Capital Discipline Capex guidance of €275 million for 2018 Maintenance spending of €150-175 million 80 Project 2019 continuing to provide benefits

Net Debt and Liquidity € in millions Net Debt and Leverage Maturity Profile Liquidity Debt / Liquidity Highlights Committed to deleveraging Q3 2018 leverage of 3.8x down from 4.8x YoY No bond maturities until 2021 Ample liquidity of over €700 million Reduced leverage, ample liquidity and no bond maturities until 2021 € in millions € in millions Leverage: Net Debt / LTM Adjusted EBITDA

Jean-Marc Germain Chief Executive Officer

End Market Updates Automotive: North America: SAAR expected to decline slightly YoY in 2018 Europe: Market expected to grow slightly YoY in 2018 Demand for luxury cars, light trucks, and SUVs remains strong Uncertainty over global trade and emissions regulation testing Aerospace: Sustained OEM build rates OEM backlogs remain near record highs Packaging: Market remains stable ABS conversions expected to help North American market balance over the medium to long term Conversion from steel to aluminium driving growth in Europe Other Markets Transportation, Industry and Defense North America: Strong transportation, industry and defense markets Europe: Strong defense market; stable industry market Industry (Extrusions) Europe: Demand remains very strong across end markets

Financial Guidance and Outlook Based on our current outlook, we expect: 11% to 13% Adjusted EBITDA growth in 2018 High single digit Adjusted EBITDA growth in 2019 Adjusted EBITDA of over €500 million in 2019 Targeting positive Free Cash Flow in 2019 Net Debt / Adjusted EBITDA target of below 3.5x Focused on delivering on our strategy and increasing shareholder value

Q&A

Appendix

Net Debt Reconciliation September 30, 2018 June 30, 2018 March 31, 2018 December 31, 2017 September 30, 2017 Borrowings 2,103 2,184 2,093 2,127 2,257 Fair value of cross currency basis swaps, net of margin calls 25 20 46 32 31 Cash and cash equivalents (279) (166) (211) (269) (300) Cash pledged for issuance of guarantees — — (1) (1) (1) Net Debt 1,849 2,038 1,927 1,889 1,987 LTM Adjusted EBITDA 482 479 455 431 412 Leverage 3.8x 4.3x 4.2x 4.4x 4.8x € millions

Reconciliation of Net Income to Adjusted EBITDA  € millions Three months ended September 30, 2018 Three months ended September 30, 2017 Nine months ended September 30, 2018 Nine months ended September 30, 2017 Net income 217 21 248 49 Income tax expense 1 17 30 56 Income before income tax 218 38 278 105 Finance costs – net 35 34 105 127 Share of loss of joint-ventures 10 8 22 21 Income from operations 263 80 405 253 Depreciation and amortization 51 41 140 125 Restructuring costs 1 1 1 3 Unrealized losses / (gains) on derivatives 10 (22) 53 (40) Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities – net 1 (2) — 3 (Gains) / losses on pension plan amendments (39) 2 (39) (20) Share based compensation costs 3 3 9 6 Metal price lag 11 4 (13) (16) Start-up and development costs 7 4 16 14 Manufacturing system and process transformation costs — — — 1 (Gains) / Losses on disposals (194) — (190) 2 Adjusted EBITDA 114 111 382 331

Reconciliation of Net Income to Adjusted EBITDA  € millions Twelve months ended September 30, 2018 Twelve months ended June 30, 2018 Twelve months ended March 31, 2018 Twelve months ended December 31, 2017 Twelve months ended September 30, 2017 Net income / (loss) 168 (28) (68) (31) 29 Income tax expense 54 70 57 80 62 Income / (Loss) before income tax 222 42 (11) 49 91 Finance costs – net 221 220 223 243 164 Share of loss of joint-ventures 30 28 26 29 27 Income from operations 473 290 238 321 282 Depreciation and amortization 187 177 172 171 171 Restructuring costs 2 2 2 4 3 Unrealized losses / (gains) on derivatives 36 4 25 (57) (46) Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities – net 1 (2) (1) 4 1 Loss / (gain) on pension plan amendments (39) 2 2 (20) (20) Share based compensation costs 11 11 9 8 7 Metal price lag (19) (26) (13) (22) (23) Start-up and development costs 19 16 16 17 23 Manufacturing system and process transformation costs 1 1 2 2 2 Wise purchase price adjustment — — — — (1) (Gains) / Losses on disposals (189) 5 2 3 12 Other (1) (1) 1 — 1 Adjusted EBITDA 482 479 455 431 412

Borrowings Table € millions September 30, 2018 December 31, 2017   Nominal Value in Currency Nominal Rate Effective Rate Nominal Value in Euros (Arrangement fees) Accrued Interests Carrying Value Carrying Value Secured Pan US ABL           (due 2022) — Floating 4.39% — — — — 65         Secured Inventory Based Facility (due 2019) — Floating — — — — — — Senior Unsecured Notes Constellium N.V. (Issued May 2014, due 2024) $400 5.75% 6.26% 346 (4) 7 349 332 Constellium N.V. (Issued May 2014, due 2021) €300 4.63% 5.16% 300 (3) 5 302 298 Constellium N.V. (Issued February 2017, due 2025) $650 6.63% 7.13% 562 (12) 3 553 541 Constellium N.V. (Issued November 2017, due 2026) $500 5.88% 6.26% 431 (6) 3 428 413 Constellium N.V. (Issued November 2017, due 2026) €400 4.25% 4.57% 400 (7) 2 395 395 Unsecured Revolving Credit Facility (due 2021) — Floating — — — — — — Other loans (including Finance leases)  — — — 73 — 3 76 83 Total Borrowings       2,112 (32) 23 2,103 2,127 Of which non-current     2,060 2,021 Of which current 43 106